

Mail Stop 3561

January 26, 2016

Mr. Walter G. Borst
Chief Financial Officer
Navistar International Corporation
2701 Navistar Drive
Lisle, IL 60532

> **Re: Navistar International Corporation**
> **Form 10-K for the Year Ended October 31, 2015**
> **Filed December 17, 2015**
> **File No. 001-09618**

Dear Mr. Borst:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended October 31, 2015

Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 51

1. We note that your market capitalization has declined by approximately $2 billion to $519 million in the most recent twelve months. Furthermore, we note that the company's sales have remained depressed; net losses have been sustained for 12 consecutive quarters; the company is significantly leveraged with contractual obligations including debt service of a minimum of $1,493 billion for at least the next five years; and the CCC-rated convertible bonds have yields that have significantly increased in the most recent year. We also note the risk factor regarding BMO sustaining the volume and quality of the loan origination and other financing services provided to you previously by GE Capital. Please tell us and expand your Liquidity section to discuss the sufficiency of the Company's resources to satisfy its ongoing cash requirements on both a short and long-term basis. See Item 303 (a) of Regulation S-K, Instruction 5. As part of your discussion, please address what consideration you have given to the aforementioned unfavorable factors and their impact on your liquidity, ability to access debt and equity

markets, and the ability to satisfy contractual obligations. We may have further comment upon reviewing your response.

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies

Product Warranty Liability, page 83

2. We note that in the first quarter of 2015 you recognized a benefit for adjustments to pre-existing warranties of $57 million. Please explain to us why you believe this benefit was appropriate, particularly in light of your prior response letter dated February 24, 2015 that you believed your warranty accrual as of October 31, 2014 was adequate. As part of your response, also explain to us why in light of this benefit in the first quarter, you then recorded a significant charge to your pre-existing warranty accrual in the fourth quarter of 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure